
May 22, 2012

<u>Via email</u>
Colin D. Stern, Esq.
Executive Vice President, General Counsel
& Secretary
3750 State Road
Bensalem, PA 19020

> **Re: Charming Shoppes, Inc.**
> **Schedule 14D-9**
> **Filed May 15, 2012**
> **File No. 5-33215**

Dear Mr. Stern:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4. The Solicitation or Recommendation, page 9</u>

<u>Background of the Merger, page 13</u>

1. Further describe the deliberations of the Board upon learning that Party D & Party E were not prepared to increase their offer by a material amount without expense reimbursement. For example, disclose whether the Board deliberated possible ranges of expense reimbursement and/or had knowledge of the potential range above $7 that Party D and Party E were indicating may be negotiated with expense reimbursement.

Reasons for the Recommendation, page 15

Review of Strategic Alternatives, page 17

2.   You disclose "[t]he Board believed that the process implemented was designed to elicit*, and did elicit*, the highest price reasonably attainable by Charming's shareholders in an acquisition transaction." (emphasis added) Based on the process described in your disclosure, the basis for this statement is not apparent. For example, it does not appear that the Board considered the price range above $7 that Party D and Party E were prepared to negotiate conditioned on expense reimbursement. Please revise or advise.

Opinion of Charming's Financial Advisor, page 19

Analysis of Selected Public Companies, page 21

3.   Please revise to clarify the criteria Barclays considered in reaching its conclusion that the companies selected were "reasonably similar" to Charming.

Charming Projections, page 26

4.   Please revise to include the reconciliation disclosure required by Rule 100 of Regulation G. Refer generally to the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, the company is responsible for the accuracy and adequacy of the disclosures it has made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Colin Stern
Charming Shoppes, Inc.
May 22, 2012

       Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                   Sincerely,

                                   /s/ *Mellissa Campbell Duru*

                                   Mellissa Campbell Duru
                                   Special Counsel
                                   Office of Mergers & Acquisitions

Cc (via facsimile):   Douglas Raymond, Esq.
                         Drinker Biddle & Reath LLP